Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-165924
WL Ross and Greenbrier Announce $230 Million Lease Portfolio Acquisition by WL Ross — Greenbrier Rail LLC
NEW YORK and LAKE OSWEGO, Ore., April 30, 2010 /PRNewswire via COMTEX/ —WL Ross & Co. LLC (“WL Ross”) and The Greenbrier Companies (“Greenbrier”) (NYSE: GBX) today announced that newly formed WL Ross — Greenbrier Rail Holdings LLC (“WLR — GBX”) has acquired a lease portfolio of nearly 4,000 railcars valued at approximately $230 million. WLR — GBX is owned by affiliates of WL Ross for the purpose of acquiring railcar assets in North America to be managed by Greenbrier. Greenbrier will receive management and other fee income and incentive compensation tied to the performance of the portfolio.
WLR — GBX intends to seek additional opportunities to acquire railcar lease portfolios utilizing this structure.
William A. Furman, president and chief executive officer of Greenbrier, said, “The formation of WLR — GBX and this portfolio acquisition are consistent with our stated strategy to use the WL Ross relationship with Greenbrier as a platform to pursue growth in less cyclical, higher margin, after-market opportunities. The pursuit of these opportunities through structured transactions which Greenbrier helps originate and manage and in which WL Ross makes a direct investment, leverages our core competencies. The transaction will be accretive to earnings and presents the potential for the Company to participate in significant upside.”
Wilbur L. Ross, Jr., chairman and chief executive officer of WL Ross, said, “We are delighted to increase our commitment to Greenbrier. The Company is well-positioned for the expected rebound in demand for freight cars and the long-term growth resulting from rail’s fuel efficiency compared with motor freight.”
About WL Ross & Co. LLC
WL Ross & Co. LLC, founded by Wilbur L. Ross, Jr., with affiliated offices in New York City, Beijing, Mumbai, Tokyo and West Palm Beach, has sponsored more than $10 billion of private equity investments since its inception in 2000.
About Greenbrier Companies
Greenbrier (www.gbrx.com), headquartered in Lake Oswego, Oregon, is a leading supplier of transportation equipment and services to the railroad industry. The Company builds new railroad freight cars in its three manufacturing facilities in the U.S. and Mexico and marine barges at its U.S. facility. It also repairs and refurbishes freight cars and provides wheels and railcar parts at 37 locations across North America. Greenbrier builds new railroad freight cars and refurbishes freight cars for the European market through both its operations in Poland and various subcontractor facilities throughout Europe. Greenbrier owns approximately 9,000 railcars, and performs management services for approximately 226,000 railcars.
“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This release may contain forward-looking statements. Greenbrier uses words such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend” and similar expressions to identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, turmoil in the credit markets and financial services industry; high levels of indebtedness and compliance with the terms of our indebtedness; write-downs of goodwill in future periods; sufficient availability of borrowing capacity; fluctuations in demand for newly manufactured railcars or failure to obtain orders as anticipated in developing forecasts; loss of one or more significant customers; customer payment defaults or related issues; actual future costs and the availability of materials and a trained workforce; failure to design or manufacture new products or technologies or to achieve certification or market acceptance of new products or technologies; steel price fluctuations and scrap surcharges; changes in product mix and the mix between segments; labor disputes, energy shortages or operating difficulties that might disrupt manufacturing operations or the flow of cargo; production difficulties and product delivery delays as a result of, among other matters, changing technologies or non-performance of subcontractors or suppliers; ability to obtain suitable contracts for the sale of leased equipment and risks related to car hire and residual values; difficulties associated with governmental regulation, including environmental liabilities; integration of current or future acquisitions; succession planning; all as may be discussed in more detail under the headings “Risk Factors” on page 11 of Part I , Item 1a of our Annual Report on Form 10-K for the fiscal year ended August 31, 2009 and “Forward Looking Statements” on page 3 of our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2010. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements.
The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling toll free BofA Merrill Lynch at 866-500-5408 or Jefferies & Company, Inc. at 888-449-2342.